

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 23, 2006

<u>Via Facsimile</u>

Michael T. Furry
President and Chief Executive Officer
Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670

> **RE: Reinhold Industries, Inc.**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Mr. Furry:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                      Sincerely,

                      Michael Fay
                      Accounting Branch Chief

cc: Brett R. Meinsen, Vice President – Finance and Administration, Secretary, Treasurer